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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            -----------------------

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            -----------------------

                       Date of Report: January 19, 2005

                              CEMEX, S.A. de C.V.
                              -------------------
            (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                (Translation of Registrant's name into English)

                             United Mexican States
                (Jurisdiction of incorporation or organization)

         Av. Ricardo Margain Zozaya #325, Colonia del Valle Campestre
                    Garza Garcia, Nuevo Leon, Mexico 66265
   ------------------------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F   X                Form 40-F
                      ------                         ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                          No      X
                  ------                       ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

             N/A


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                                   Contents

1. Press release announcing CEMEX's results for the fourth quarter of 2004 (attached hereto as exhibit 1).

2.   2004 fourth quarter earnings release (attached hereto as exhibit 2).

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  CEMEX, S.A. de C.V.
                                        ---------------------------------------
                                                  (Registrant)


Date:    January 19, 2005               By:       /s/ Rafael Garza
      ----------------------------         ------------------------------------
                                                  Name:   Rafael Garza
                                                  Title:  Chief Comptroller

                                 EXHIBIT INDEX


EXHIBIT NO.              DESCRIPTION
-----------              -----------

1. Press release announcing CEMEX's results for the fourth quarter of 2004.

2.              2004 third quarter earnings release.